Exhibit 99.1

RRSAT SIGNS DISTRIBUTION CONTRACT WITH THE ENGLISH CLUB TV CHANNEL

English Club TV Channel will appear in Asia soon

Airport City Business Park, Israel July 18, 2012 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it has signed a contract with ECTV Network Limited for the distribution of the English Club TV Channel via MEASAT Satellite to Asia. This will give the local TV viewers the opportunity to watch the English Club TV Channel. The English Club TV Channel is going to be broadcast throughout Asian continent from November 2012.

For almost 5 years, the English Club TV Channel has been giving viewers the opportunity to learn and improve their English via TV sets, PCs, tablets and mobile phones in more than 40 countries of Europe. English Club TV is not only an educational channel with variable programs for learning English, but also an entertaining and informational resource that helps to be abreast of the latest world news, weather forecasts etc. Different themes of programs and differentiated approach to the levels of English language skills of the viewers will meet the varied tastes of viewers who want to learn English.

“We are happy to have another customer recognizing our strength and experience in the Asian market”, commented Lior Rival, VP Sales & Marketing, RRsat. “The English Club TV joins the long list of customers whose content we are already distributing to Asia. RRsat highly values education and recognizes the importance of well delivered educational programs. We take pride of being a part of this exciting educational project, and we look forward to a long term relationship.”

Andrew Semchenko, the Managing Director of ECTV Network Limited, declares: “We are happy to start cooperating with RRsat expanding the geography of English Club TV broadcasting. Our partners have offered us technical solutions that will help us to be more effective and attractive in the global marketplace. We are moving into a new market which is a part of our global strategy. I’m sure that our experience as well as the experience and excellent service from RRsat will help us get positive feedback from the market. Our official representative in Asia, Promo TV Group, has already investigated the opportunities for English Club TV in the main part of Asia and received positive forecasts for the next years. I am sure that we will help a lot of people learn and improve their English.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

About ECTV NETWORK LIMITED
ECTV distributes the English Club TV channel in more than 40 countries in Europe and Asia.

English Club TV programs are developed for viewers and listeners who have different levels of English. Language learning technology is patented, and all rights are reserved.

English Club TV is an educational channel for those who study English. All programs have been developed by experienced methodologists and have an educational aspect, which helps to combine education and entertainment. Programming content is divided into different levels and topics, which help viewers to replenish their vocabulary with new words from different areas of life and therefore can feel comfortable in an English speaking environment.

For more information go to: www.english-club.tv

Information in this press release concerning ECTV Network Limited is based on information provided by ECTV Network Limited and has not been independently verified by RRsat.

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2011 and our Current Reports on Form 6-K.

Company Contact Information: Christine Ben Amram, MarCom Manager Tel: +972 3 9280808 Email: marketing@RRsat.com	External Investor Relations Contacts: Ehud Helft / Kenny Green Tel: 1 646 233 2161 rrsat@ccgisrael.com